Exhibit 9(a)(11)


CONTACTS:
Jeff Francis, President and CEO, or
Terri Liutkus, Treasurer of FFY Financial
(330) 726-3396


For Immediate Release
Monday, December 30, 1996


         FFY Financial Corp. Announces Final Results of Tender Offer

      Youngstown, OH, December 30, 1996 - FFY Financial Corp. (NASDAQ:
FFYF) announced today final results of the Modified Dutch Auction Tender Offer that expired on Friday, December 20, 1996 at 5:00 p.m. New York City time. Consistent with preliminary results released December 23, 1996, FFY Financial Corp. will purchase 808,000 shares at $26.00 per share. The value of the shares to be purchased is $21.0 million and the number of shares to be purchased represents approximately 15.8 percent of FFY Financial's 5.1 million shares of common stock outstanding on September 30, 1996. At the transaction, there will be 4.3 million shares of common stock outstanding.

      The tender offer was commenced on November 20, 1996 whereby FFY Financial offered to purchase up to 1.5 million shares of its common stock within a price range of $24 per share to $26 per share.

      FFY Financial Corp. is a savings and loan holding Company based in Youngstown, Ohio with approximately $603 million in total assets at September 30, 1996. Its subsidiary bank, First Federal Savings Bank of Youngstown has 10 banking offices and one limited service lending facility serving the Youngstown metropolitan area of northeast Ohio.